OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-69756

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/25 (MM/DD/YY) AND ENDING 06/30/26 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: RIALTO MARKETS LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4659 Forest Glen Court
(No. and Street)

Jacksonville	FL	32224
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Keith George	212-668-8700	kgeorge@acisecure.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

YSL & Associates LLC
(Name – if individual, state last, first, and middle name)

11 Broadway, Suite 700	New York	NY	10004
(Address)	(City)	(State)	(Zip Code)

06/06/2006	2699
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Shari Noonan, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Rialto Markets LLC, as of 6/30, 2026, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:
Shari Noonan Digitally signed by Shari Noonan Date: 2026.08.27 10:47:48 -04'00'

Title:
CEO

____
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Rialto Markets LLC

Financial Statement
For the Year Ended June 30, 2026

With Report of Independent Registered Public Accounting Firm

Rialto Markets LLC

June 30, 2026

Contents

Financial Statement

YSL & Associates LLC

Certified Public Accountants | Member of Parker Russell International

11 Broadway, Suite 700, New York, NY 10004 Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Rialto Markets LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Rialto Markets LLC (the "Company") as of June 30, 2026, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of June 30, 2026 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

YSL & Associates LLC

We have served as Rialto Markets LLC's auditor since 2017.
New York, NY
August 28, 2026

Rialto Markets LLC

(A LIMITED LIABILITY COMPANY)
Statement of Financial Condition
As of June 30, 2026

ASSETS		
Cash	$	146,471
Due from affiliate		66,000
Prepaid expenses		10,456
TOTAL ASSETS	$	222,927
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Contract liabilities	$	40,000
TOTAL LIABILITIES		40,000
MEMBER'S EQUITY		182,927
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	222,927

See Accompanying Notes to Financial Statement

1. Organization and Nature of Business

Rialto Markets LLC (the "Company") is a limited liability company formed under the laws of the state of Delaware on August 5, 2016. The Company is a wholly-owned subsidiary of Rialto Trading Holdings LLC (the "Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is permitted to act as a placement agent for privately offered securities, in the primary market, and to operate as an alternative trading system ("ATS") creating an electronic matching system for non-publicly traded securities, corporate debt securities, U.S. government securities and municipal securities in the secondary market. However, the Company currently acts only as a service provider to issuers that engage in self issuance of private securities. The Company earns fees commensurate with the amount of capital that the issuers raise via exempt offerings (ex. Regulation CF, Regulation A+, etc.).

2. Summary of Significant Accounting Policies

Basis of presentation

The financial statement was prepared in conformity with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash

All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution and may at times exceed amounts insured by the Federal Deposit Insurance Corporation. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Income taxes

The Company is a single member limited liability company and is treated as a disregarded entity for income tax reporting purposes. The Internal Revenue Code provides that any income or loss is passed through to the single member and in turn to the ultimate beneficial individual member for federal and state income taxes. Accordingly, the Company has not provided for any income taxes.

At June 30, 2026, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

2. Summary of Significant Accounting Policies (Continued)

Receivables and contract balances
Receivables include commissions due from clients and held by an escrow agent. Management reviews all receivable balances, determines a course of action on any delinquent amounts, and provides an allowance for amounts which collection is considered to be doubtful. As of July 1, 2025 and June 30, 2026, the amounts due from clients were $2,720 and $0, respectively.

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e. unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received. There were no contract assets as of July 1, 2025 and June 30, 2026.

Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. Contract liabilities were $5,000 as of July 1, 2025 and $40,000 as of June 30, 2026.

Allowance for credit losses
ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326") impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under ASC 326, the Company could determine there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the client).

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments, including fees and other receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. Under the standard, the allowance for credit losses must be deducted from the amortized cost of the financial asset to present the net amount expected to be collected.

The statement of income would reflect the measurement of credit losses for newly recognized financial assets as well as the expected increases or decreases of expected credit losses that might have taken place during the period.

3. Transactions with Related Parties

The Company may be dependent on its access to funding from the Parent. The Parent intends to continue to fund the operational and regulatory needs of the Company for the foreseeable future.

On May 15, 2026, the Company entered into an Intercompany Capital Support and Debt Forgiveness Agreement with its Parent. Under the agreement, the Parent may provide financial support by funding operations, paying expenses, or advancing funds on behalf of the Company. Such advances may be forgiven at the Parent's sole discretion and treated as permanent capital contributions.

3. Transactions with Related Parties (Continued)

The Company also maintains an administrative services agreement (the “Expense Sharing Agreement”) with its Parent and affiliates owned by the Parent (the “Affiliates”) whereby the Parent and the Affiliates provide accounting, administrative, office space, human resources and other services.

Except as provided under the Intercompany Capital Support and Debt Forgiveness Agreement with the Parent, the Company does not have any obligation, direct or indirect, to reimburse or otherwise compensate the Parent or the Affiliates for any or all costs that they have paid on behalf of the Company.

As of July 1, 2025 the outstanding balance receivable from related parties was $29,784. During the year, the Company received payments on behalf of affiliate totaling $36,000, which were subsequently transferred to the affiliate, and made intercompany advances of $141,000. As of June 30, 2026 this balance was $66,000. All transactions with related parties are settled in the normal course of business. The terms of any of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

4. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2026, the Company had net capital of $106,471 which exceeded the required net capital by $101,471.

The Company does not hold customers’ cash or securities and has no requirements under SEC Rule 15c3-3 and therefore does not claim an exemption under paragraph (k).

5. Commitments and Contingencies

The Company is a named respondent in a FINRA arbitration filed by a customer relating to investments made in an unregistered offering conducted by an issuer for which the Company served as the broker-dealer. The claimant seeks approximately $28,000 in damages and has asserted claims against multiple respondents. The Company denies any liability and maintains that its role in the transaction was limited. A final hearing has been scheduled for March 31, 2027.

6. Going concern

Accounting Standards Update 2014-15 requires that management evaluate conditions or events that might raise substantial doubt about the Company’s ability to continue as a going concern. Management has evaluated the Company’s conditions and has determined that unless the Company generates enough revenue or continues to be funded by its Parent, there is substantial doubt about the Company’s ability to continue as a going concern. Capital is not a significant income producing factor and should the Company have a need for capital, it has been able to rely upon its Parent to infuse capital to cover overhead should that become necessary. Its Parent has indicated its intention to provide support to the Company to enable it to operate for the next year should that become necessary.

7. Segment reporting

The Company follows ASC 280, Segment Reporting (including adoption of ASU 2023-07), which requires companies to disclose segment data based on how management makes decisions about allocating resources to segments and evaluating performance. The Company conducts its business activities and reports financial results as a single reportable brokerage services segment. The Chief Operating Decision Maker ("CODM") makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents its financial results. The CODM is the Chief Executive Officer. The net income is used by the CODM to evaluate the results of the business to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The nature of business and accounting policies of the brokerage services segment are the same as described in the nature of operations and summary of significant accounting policies notes.

8. Subsequent Events

Management of the Company has evaluated events and transactions that may have occurred since June 30, 2026 through the date when the financial statements were issued and determined there were no material subsequent events that require recognition or additional disclosure.